SHARPE RESOURCES CORPORATION

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923

04036939

September 9, 2004

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C., U.S.A. 20549

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-4009

Please find enclosed a copy of the unaudited Interim Financial Statements for the six months ended June 30th, 2004 for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

SHARPE RESOURCES CORPORATION

Per: Shereen Dorey

/sd

Encl.

dlw 9/16

NOTICE TO SHAREHOLDERS
FOR THE SIX MONTHS ENDED JUNE 30, 2004

SHARPE RESOURCES CORPORATION

Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements for Sharpe Resources Corporation have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the December 31, 2003 audited consolidated financial statements. Only changes in accounting information have been disclosed in these consolidated financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these consolidated financial statements have been fairly presented.

Auditor involvement

The auditor of Sharpe Resources Corporation has not performed a review of the unaudited consolidated financial statements for the three and six months ended June 30, 2004 and June 30, 2003.

SHARPE RESOURCES CORPORATION

Consolidated Balance Sheets (Prepared by Management)

(Expressed in United States Dollars)

	June 30, 2004 (Unaudited)	December 31, 2003 (Audited)
Assets		
Current assets		
Cash	$ 58,913	$ 62,231
Trade and sundry receivables	20,623	18,332
Notes receivable	-	89,228
Due from related parties	21,582	33,070
Inventory	6,670	6,670
	$ 107,788	$ 209,531
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 63,596	$ 61,979
Due to related parties	61,452	44,609
	125,048	106,588
Long-term debt	664,533	664,533
Future site restoration and abandonment costs	13,500	13,500
	803,081	784,621
Shareholders' equity		
Capital stock		
Authorized - Unlimited common shares		
Issued - 33,184,803 common shares	10,921,861	10,921,861
Contributed surplus (Note 2)	17,660	17,660
Deficit	(11,634,814)	(11,514,611)
	(695,293)	(575,090)
	$ 107,788	$ 209,531

SHARPE RESOURCES CORPORATION

Consolidated Statements of Operations and Deficit (Prepared by Management)

(Expressed in United States Dollars)

(Unaudited)

	Three Months Ended June 30, 2004	Three Months Ended June 30, 2003	Six Months Ended June 30, 2004	Six Months Ended June 30, 2003
Petroleum and natural gas operations	$ 18,348	$ 40,896	$ 33,148	$ 66,820
Expenses				
Operating	8,447	1,885	117,431	2,615
General and administrative	19,712	75,442	23,563	167,829
Interest	5,340	5,806	12,357	12,813
Write-off of office equipment	-	-	-	1,866
	33,499	83,133	153,351	185,123
Loss for the period	(15,151)	(42,237)	(120,203)	(118,303)
DEFICIT, beginning of period	(11,619,663)	(11,577,029)	(11,514,611)	(11,500,963)
DEFICIT, end of period	$ (11,634,814)	$ (11,619,266)	$ (11,634,814)	$ (11,619,266)

SHARPE RESOURCES CORPORATION

Consolidated Statements of Cash Flows (Prepared by Management)

(Expressed in United States Dollars)

(Unaudited)

	Three Months Ended June 30, 2004	Three Months Ended June 30, 2003	Six Months Ended June 30, 2004	Six Months Ended June 30, 2003
Cash provided by (used in)				
OPERATING ACTIVITIES				
Loss for the period	$ (15,151)	$ (42,237)	$ (120,203)	$ (118,303)
Write-off of office equipment	-	-	-	1,866
Changes in non-cash working capital items	11,996	39,017	116,885	93,575
Change in cash	(3,155)	(3,220)	(3,318)	(22,862)
Cash, beginning of period	62,068	53,876	62,231	73,518
Cash, end of period	$ 58,913	$ 50,656	$ 58,913	$ 50,656

(Expressed in United States Dollars)

1. ACCOUNTING POLICIES

The management of Sharpe Resources Corporation (the "Corporation") have prepared these consolidated financial statements in accordance with Canadian generally accepted accounting principles. These statements should be read in conjunction with the audited financial statements for the year ended December 31, 2003.

The disclosure in these interim financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six months ended June 30, 2004 may not be indicative of the results that may be expected for the full year ending December 31, 2004.

These statements follow the same accounting policies and methods as the most recent annual audited financial statements.

2. STOCK OPTIONS

	Number of common shares	Weighted Average Exercise price
Balance, beginning and end of period	3,250,000	$ 0.10 Cdn

A summary of the stock options outstanding is as follows:

	NUMBER OF OPTIONS	EXERCISE PRICE Cdn ($)	EXPIRY DATE
	219,000	0.15	May 4, 2005
	600,000	0.10	May 8, 2007
	1,000,000	0.10	May 13, 2007
(1)	1,431,000	0.10	May 8, 2008
	3,250,000		

(1) Black- scholes valued assigned is $17,660

3. WARRANTS

On May 12, 2004, 500,000 warrants with an exercise price of $1.00 CDN expired. There were no other warrants outstanding.

4. SEGMENTED INFORMATION

The Corporation has one reportable business segment, the exploration for and production of petroleum and natural gas properties in the United States. All of the Corporation's petroleum and natural gas revenue is from customers based in the United States.

Substantially all of the Corporation's assets are located in the United States except for small balances held in Canadian banks. The Corporation's operations in Canada consist of general and administrative expenses necessary to the maintaining of the Corporation's public company status.

5. INCOME TAXES

Estimated taxable income for the period ended is $nil. Based on the level of historical taxable income, it cannot be reasonably estimated at this time if it is more likely than not that the Corporation will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery of loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Corporation's actual losses for tax purposes, refer to the December 31, 2003 audited financial statements. The benefit of these losses and the estimated loss for the period ended have not been recognized in these financial statements.

(Expressed in United States Dollars)

6. BASIC AND DILUTED LOSS PER SHARE

The loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants. For both periods presented, the conversion of warrants and stock options was not included in the calculation because their inclusion would be anti-dilutive

The following table sets out the computation for basic and diluted loss per share:

		2004		2003
Numerator:				
Loss for the period	$	(120,203)	$	(118,303)
Denominator:				
Average number of common shares outstanding		33,184,803		33,184,803
Weighted average number of common shares outstanding		33,184,803		33,184,803
Basic and diluted loss per share	$	0.00	$	0.00

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the "MD&A") of the financial condition and results of operations of Sharpe Resources Corporation Inc. (the "Corporation") constitutes management's review of the factors that affected the Corporation's financial and operating performance in the second quarter ended June 30, 2004. The MD&A was prepared as of July 28, 2004 and should be read in conjunction with the unaudited financial statements for the quarter ended June 30, 2004 of the corporation, including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Corporation is currently active in the State of Texas, with minor oil production in Brown County, Texas. The West Thrifty project can be considered to be a development project. The Corporation's common shares were traded on the US OTC:BB. No capital financings were accomplished in 2003.

In early 2004, the Corporation's common shares were listed in Canada on the TSX.V – NEX exchange. The Corporation has been evaluating oil and gas investment opportunities in the US and abroad as part of an effort to improve upon the Corporation's production capacity. Capital for these acquisitions would be envisioned to come from equity and debt financing.

Results of Operations

The net loss for the six months ending June 30, 2004 was $120,203 as compared to $118,303 for six months ending June 30, 2003. Expenses were $153,351 for the six months ending June 30, 2004 as compared to $185,123 for the six months ending June 30, 2003. The decrease of $31,772 is primarily due to a decrease in general and administrative expenses. In order to maintain the ongoing activities on the West Thrifty project the Corporation will need approximately $100,000 to maintain its share of the development program in 2004.

Liquidity and Capital Resources

The Corporation's cash balance as at June 30, 2004 was $58,913 compared to $50,656 as at June 30, 2003. The fact that there was no material change in the cash balance is attributable to no equity or debt financing of the Corporation during 2003 or thus far in 2004. Total assets as at June 30, 2004 were $107,788 as compared to $85,567 in 2003. Current liabilities as at June 30, 2004 were $125,048 compared to $118,439 as at June 30, 2003. This increase is the result of an increase in payables due to a related party of $45,952.

The cash provided by operating activities was $33,148 for the six months ending June 30, 2004 compared to cash provided by operations of $66,820 for the same period in 2003. The decrease in cash provided by operating activities was primarily due to a decrease in production. The fact that little change in the cash position of the Corporation during 2004 compared to the same period in 2003 is due to rate of change in the Corporation's financing activities and the lack of significant improvements in the oil production cash flow from the Corporation's properties during this period.

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Corporation. The primary reason is that current production cash flow is insufficient to allow the Corporation to grow at a rate to increase the necessary production capacity to achieve profitability in the near term. As revenue from operations improve the capital requirement of the Corporation will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation's activities in the future.

The Corporation is authorized to issue an unlimited number of Common Shares of which 33,184,803 are outstanding as at June 30, 2004. As at June 30, 2004 the Corporation had outstanding options to purchase 3,250,000 common shares with exercise prices from C$0.10-0.15 per share and expiration dates ranging from May 2005 to May 2008.

Selected Annual Information

The following selected financial information is derived from the audited annual financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:

	2003	**2002**	**2001**
Selected Operating Data			
Oil & Gas Revenue	$159,527	$55,631	$1,338,505
Production Costs	($253,638)	($237,800)	($294,757)
Expenses	($119,264)	($79,511)	($1,550,942)
Gain on Settlement of Debt	$0	$149,681	$13,671
Net Income (Loss) for the period	($13,648)	($111,999)	($2,333,040)
Earnings (Loss) per share basic	($0.00)	($0.00)	($0.07)
Earnings (Loss) per share diluted	($0.00)	($0.00)	($0.07)

	2003	**2002**	**2001**
Selected Balance Sheet Data			
Total Assets	$209,531	$162,406	$569,978
Long Term Debt	($664,533)	($664,533)	($931,868)
Capital Stock	($10,921,861)	($10,921,861)	($10,921,861)
Deficit	($11,514,611)	($11,500,963)	($11,388,864)

Selected Quarterly Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated:

	2004 For the 3 Months Ending		2003 For the 3 Months Ending	
	March 31	June 30	March 31	June 30
Revenue	$14,800	$18,348	$25,924	$40,896
Expenses	($119,852)	($33,499)	($101,990)	($83,133)
Net Income (Loss)	($105,052)	(15,151)	($76,066)	($42,237)
Net Income (Loss) per Common share (basic and diluted)	$0.00	$0.00	$0.00	$0.00

Transactions with Related Parties

- Beyond what was disclosed in the annual report, there have been no additional related party transactions.

Changes in Accounting Policies

The Corporation has adopted, on a prospective basis, the Black-Scholes option evaluation method of accounting for the value of all stock option awards. Under this method the Corporation recognizes a compensation expense for all stock options awarded since January 1, 2003, based on the value of the options on the date of grant, which is determined by using an option-pricing model. The fair value compensation expense recorded for the year ended December 31, 2003 is $17,660. No compensation expense has been recorded for stock options issued before January 1, 2003.

Risk and Uncertainties

At the present time, the Corporation does not have sufficient production to maintain ongoing profitability. The Corporation's viability and potential success lie in its ability to develop, exploit and generate revenue out of its current and future oil and gas properties. The Corporation's ability to acquire and develop new oil and gas properties is a function of its ability to raise the necessary capital to pursue the efforts successfully.

The Corporation has limited financial resources and there is no assurance that additional capital will be available to it for further acquisitions, exploration and development of new or existing projects. Failure to obtain such additional financing could result in delay or

indefinite postponement of further exploration and development of the property interests of the Corporation with the possible dilution or loss of such interests.

Forward Looking Statements

This MD&A includes certain "forward-looking statements" within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation's businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined unavailability of financing, fluctuations in oil and gas prices and other factors. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results no to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com and on the Corporation's website at www.sharpe-resources.com

Roland M. Larsen
President

\s\ Roland M. Larsen

Heathsville, VA
July 28, 2004